321 Railroad Avenue
Greenwich, CT 06830
VIA EDGAR

May 5, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:          Kristina Aberg
Attorney-Advisor

Re:               Urstadt Biddle Properties Inc.
Form 10-K for the Fiscal Year Ended October 31, 2013
Filed January 13, 2014
File No. 001-12803

Ladies and Gentlemen:
We have received your comment letter dated April 28, 2014 regarding the above-referenced report filed by Urstadt Biddle Properties Inc. (the "Company") under the Securities Exchange Act of 1934, as amended, and set forth below is a response to each of the Staff's comments contained therein.
Form 10-K For the Year Ended October 31, 2013
SEC Staff Comment No. 1
Item 2. Properties, page 14
Lease Expirations - Total Portfolio, page 15
We note that the percentages listed under the "Percentage of Total Leased Square Feet" column in the lease expiration table on page 15 appear to represent the percentages of the total annual base rent that is represented by the expiring leases. Please advise and confirm that in future Exchange Act periodic reports, you will revise your disclosure in this table to provide the percentage of the total annual base rent that is represented by the expiring leases.

Division of Corporation Finance
May 5, 2014

Response No. 1
In future Exchange Act periodic reports, we will revise the disclosure to provide the percentage of the total annual base rent that is represented by the expiring leases.
SEC Staff Comment No. 2
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations, page 29
We note your disclosure on page 30 that the Company leased or renewed approximately 1.23 million square feet in 2013. In future Exchange Act periodic reports, please include a more detailed discussion of leasing results for the prior period, including the amount of vacant space at the beginning of the year and at the end of the year. We further note that on page 23 of your Form 10-Q filed on March 11, 2014, you disclose the amounts for tenant improvements and incentives for both new leases and renewals on a per square foot basis. In future Exchange Act periodic reports, please disclose these amounts for tenant improvements and incentives separately, or advise.
Response No. 2
In future Exchange Act periodic reports, we will include a more detailed discussion of leasing results for the prior period, including the amount of vacant space at the beginning of the year and at the end of the year. We will also disclose the amounts for tenant improvements and incentives separately.
SEC Staff Comment No. 3
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations, page 29
In your future Exchange Act reports, please disclose what properties are excluded from your "properties held in both periods" disclosure and whether properties that are in the process of being re-tenanted are included.
Response No. 3
In future Exchange Act reports, we will include disclosure to clarify which properties are excluded from "properties held in both periods" disclosure and whether properties that are in the process of being re-tenanted are included.

Division of Corporation Finance
May 5, 2014

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As requested by your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company's filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call the undersigned at (203) 863-8213.

Very truly yours,

URSTADT BIDDLE PROPERTIES INC.

By: /s/ John T. Hayes
John T. Hayes
Senior Vice President and Chief Financial Officer

cc:	Thomas D. Myers, Esq.
General Counsel - Urstadt Biddle Properties Inc.